EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

     Registrant owns 100% of the outstanding stock of the following insurance companies:

Name	State of Formation
Atlantic States Insurance Company	Pennsylvania

Southern Insurance Company of Virginia	Virginia

Le Mars Insurance Company	Iowa

The Peninsula Insurance Company	Maryland

Peninsula Indemnity Company*	Maryland

*	Wholly owned by The Peninsula Insurance Company.